AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

     NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

 TAKE NOTICE that the Annual and Special General Meeting (the “Meeting”) of Shareholders of Amarc Resources Ltd. (the “Company”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, on September 15, 2010, at 2:00 p.m., local time, for the following purposes:

1.	To receive and consider the financial statements of the Company for its fiscal year ended March 31, 2010, together with the auditor’s report thereon.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

4.	To ratify and confirm adoption of the Company’s new 10% rolling share option plan; and

5.	To approve alteration to the Company’s Articles to delete the requirement for physical share certificates in order to allow for 100% book-based registration of share ownership.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the information circular to ensure their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, August 13, 2010.

BY ORDER OF THE BOARD

Ronald W. Thiessen
President and Chief Executive Officer